Exhibit 99.1

Rogers and Shaw Provide Statement Regarding Mediation with the Commissioner of Competition

July 06, 2022 07:00 ET | Source: Rogers Communications Canada Inc.

TORONTO and CALGARY, Alberta, July 06, 2022 (GLOBE NEWSWIRE) — The early mediation between Rogers Communications Inc. (“Rogers”), Shaw Communications Inc. (“Shaw”), and the Commissioner of Competition on July 4 and July 5, 2022, did not result in a resolution of the Commissioner’s objections to the proposed merger.

The review process will continue as previously disclosed. Rogers and Shaw are not precluded from continuing discussions with the Commissioner at any time.

Rogers and Shaw intend to continue to work constructively with the Commissioner to highlight the many benefits of the merger to all Canadians, including maintaining a strong and sustainable fourth wireless carrier across Canada through the proposed divestiture of Freedom Wireless to Quebecor Inc.

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or https://investors.rogers.com/.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Caution Regarding Forward Looking Statements

This news release may include “forward-looking statements” within the meaning of applicable securities laws, including statements about the ongoing proceedings before the Competition Tribunal and possible negotiations between Rogers and Shaw and the Commissioner of Competition regarding a potential resolution of the Commissioner’s objections to the proposed merger. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Rogers and Shaw to change. Such risks, uncertainties and other factors include, among others, the possibility that the parties will not be able to reach a resolution with the Commissioner of Competition and the outcome of any proceedings before the Competition Tribunal. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Rogers, Shaw or Quebecor. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Neither Rogers, Shaw nor Quebecor are under any obligation (and Rogers, Shaw and Quebecor expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, except as required by law.

For more information:

Rogers Communications media contact

1-844-226-1338

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647-435-6470

paul.carpino@rci.rogers.com

Shaw Communications Inc. contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Communications investment community contact

investor.relations@sjrb.ca